

March 15, 2013

<u>Via E-mail</u>
James A. Cochran
Chief Financial Officer
Greenway Medical Technologies, Inc.
121 Greenway Boulevard
Carrollton, Georgia 30117

      Re: **Greenway Medical Technologies, Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2012
             Filed September 21, 2012
             File No. 001-35413

Dear Mr. Cochran:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>General</u>

1.   Your disclosure in Part II, Item 5 of the Forms 10-Q for the period ended September 30, 2012 and December 31, 2012, indicates that you are an emerging growth company as defined in the JOBS Act and that you have decided to take advantage of disclosure exemptions available to emerging growth companies. In your response letter, provide your views as to whether disclosure of this nature is necessary or appropriate in your risk factors.

2.   In future periodic reports, please provide disclosure regarding Section 107(b) of the JOBS Act as it applies to your company: If you have opted out of the extended transition period for complying with new or revised accounting standards, include a statement that the election is irrevocable. Alternatively, if you will use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), so state and disclose that as a result your financial statements may not be comparable to companies that comply with public

company effective dates. In the latter case, the disclosure should be provided in the risk factors section and a similar statement should be made in your critical accounting policy disclosures.

Item 1. Business, page 3

3.   Tell us your consideration to provide a discussion of your backlog pursuant to the guidance in Item 101(c)(viii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

4.   We note that throughout your results of operations discussion you attribute the increase in revenues for each period to your increased share in a growing market and your growing customer base. We further note you disclose the number of provider sites on page 3 in 2003 and as of June 30, 2012 and you also discuss the number of provider sites in your earnings calls. Tell us your consideration to include quantified information regarding the number of providers for each period to supplement your results of operations discussion for your revenue growth or explain further why you do not believe this information is necessary. Please refer to Section III.B.4 of SEC Release 34-48960 for guidance.

Liquidity and Capital Resources, page 47

5.   We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. Additionally, in your response please address why the percentage increase in accounts receivable was greater than the percentage increase in revenue from fiscal 2011 to 2012. Please refer to Section IV of SEC Release No. 33-8350 for guidance.

Item 15. Exhibits and Financial Statement Schedules

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

6.   Your footnote disclosure indicates that multiple element arrangements are accounted for pursuant to ASC 985-605-25 using the residual method. However, your disclosures in your critical accounting policies and estimates discussion on page 54 indicates that you apply ASC 605-25, which appears to be based upon your adoption of ASU 2010-14. Please confirm which guidance you apply to multiple element arrangements, for both perpetual licenses and software subscription arrangements, and please revise your disclosure to reflect this in a consistent manner in future filings.

7.   We note your disclosure that your software subscription agreements include the right to use the software and receive unspecified future product enhancements and upgrades when and if available for a specified term. Please tell us how you account for these arrangements pursuant the guidance in ASC 985-605-55-121 (i.e., as software arrangements or service arrangements). In your response, please clarify whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

8.   Additionally, your disclosure for software subscription agreements appears to imply that you recognize revenue for these arrangements as one unit of account. Tell us how you allocate revenue for classification purposes within your statement of operations for your subscription arrangements and consider disclosing this information in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief